UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 2, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 July 2021 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 22 July 2021 entitled ‘VODAFONE SPAIN ACQUIRES 2x10 MHZ OF SPECTRUM TO EXPAND 5G SERVICES’.

RNS Number : 6533D

Vodafone Group Plc

01 July 2021

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 30 June 2021:

Vodafone's issued share capital consists of 28,817,590,018 ordinary shares of US$0.20 20/21 of which 906,091,220 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,911,498,798. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 0484G

Vodafone Group Plc

22 July 2021

21 JULY 2021

VODAFONE SPAIN ACQUIRES 2x10 MHZ OF SPECTRUM TO EXPAND 5G SERVICES

Vodafone Spain has acquired 2x10 MHz of spectrum in the 700 MHz band from the Spanish Ministry of Economic Affairs and Digital Transformation ('MINECO') for €350 million (reserve price for the acquired block).

The total amount will be payable in a single instalment following the conclusion of the auction process. In addition, a licensing fee of €15.5m will be payable each year.

The spectrum acquired has initial holding rights until 2041, with an automatic renewal with no additional fees for a further 20 years (until 2061), subject to meeting the licence obligations.

Vodafone Spain will use the spectrum to continue offering one of the leading mobile experiences in Spain through its 'built right' approach to 5G, expanding its footprint and offering better coverage, including indoor buildings.

Colman Deegan, CEO of Vodafone Spain, said: "Vodafone welcomes the improved conditions offered by the government for this spectrum auction, which represents an important step towards achieving a sustainable, economically viable sector necessary for continued investment in connectivity."

"The new 5G frequencies acquired today will enable Vodafone Spain to accelerate the deployment of our leading 5G network in the coming months, ensuring that consumers and businesses can take advantage of digital transformation opportunities to support economic recovery after the pandemic."

Vodafone Spain has the following spectrum holdings before and after the auction:

	Existing Holding	Purchased	Post-purchase
700 MHz		2x10 MHz	2x10 MHz (exp 2041+20yrs)
800 MHz	2x10 MHz (exp 2031)		2x10 MHz (exp 2031)
900 MHz	2x10 MHz (exp 2028)		2x10 MHz (exp 2028)
1800 MHz	2x20 MHz (exp 2030)		2x20 MHz (exp 2030)
2.1 GHz	2x15+5 MHz (exp 2030)		2x15+5 MHz (exp 2030)
2.6 GHz	2x20+20 MHz (exp 2030)		2x20+20 MHz (exp 2030)
3.6 GHz	90 MHz (exp 2038)		90 MHz (exp 2038)

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" enabling an inclusive and sustainable digital society.  Our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 48m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 49 more. As of 31 March 2021, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 123m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025 and by July 2021 in Europe, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 2, 2021	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary